UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
October 30, 2023
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2500
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

On October 30, 2023, Fidelis Insurance Holdings Limited ("the Company") announced the appointments of Christine Dandridge and Matthew J. Adams to its Board of Directors, effective October 25, 2023.

Ms. Dandridge joins the Board as a Class I director and has been appointed as a member of the Risk Committee. Mr. Adams joins the Board as a Class II director and has been appointed as a member of the Audit Committee. Each of Ms. Dandridge and Mr. Adams will receive a pro-rated annual retainer for their service as an independent non-executive director on the Company’s Board, in accordance with the Company’s non-executive director compensation program. Neither Ms. Dandridge nor Mr. Adams are party to any transaction that is required to be reported pursuant to Item 404(a) of Regulation S-K.

A copy of the press release issued on October 30, 2023 announcing the changes in the Company’s Board composition is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit

99.1	Press Release dated October 30, 2023

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: October 30, 2023	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer